FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2012

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 2 February, 2012

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION

99                                    Notice to Euronext, Amsterdam dated 2 February, 2012
                                        Final Results

Exhibit 99

2011 FULL YEAR AND FOURTH QUARTER RESULTS

STRONG GROWTH DESPITE DIFFICULT MARKETS

Full year highlights

·	Underlying sales growth ahead of our markets at 6.5% with price up 4.8% and volume growth 1.6%. Emerging markets delivered 11.5% underlying sales growth.

·	Turnover up 5.0% at €46.5 billion despite a negative currency impact of (2.5)%. Acquisitions and disposals delivered a positive contribution of 1.2%.

·	Advertising and promotions spend at €6.2 billion, up €150 million including acquisitions.

·	Underlying operating margin down by 10bps with a reduction in overheads offsetting much of the pressure on gross margins from higher commodity costs.

·	Core earnings per share up 4% at €1.41 and free cash flow of €3.1 billion.

Fourth quarter highlights

·
Underlying sales growth at 6.6% with 6.5% price growth and volume growth of 0.1%. Volume growth was approximately 1% adjusting for the impact of sales brought forward to quarter 3 prior to a successful SAP upgrade in North America.

Chief Executive Officer
"In 2011 we have made significant progress in the transformation of Unilever to a sustainable growth company despite difficult markets and an unusual number of significant external challenges. We continue to implement our strategy with discipline, taking the right decisions for the long term however difficult they may be in the short term. Whether it be our focus on the Unilever Sustainable Living Plan, the extension of our brands into new markets with the associated up-front investment, or the actions to remove unsustainable cost burdens from our structure, we are doing the right things to strengthen Unilever for the longer term.

The new organisation is now in place and already delivering benefits in terms of clear accountability, operational focus and speed of action. We are reaping the benefits of recent acquisitions, which have been rapidly integrated, with examples such as TRESemmé in Brazil and Simple in the US, both launched within nine months of completing the acquisition of Alberto Culver.

Our overall performance was driven by outstanding growth in emerging markets and the Home Care and Personal Care categories. We invested heavily in our brands and exit the year with positive momentum. In Foods, whilst price increases have impacted volumes, we have grown in line with our markets and gained share in many of our key businesses.

We expect the external macro-economic environment to remain difficult in 2012 and input cost headwinds will persist, although to a lesser extent than in 2011. Within this challenging context our over-riding priority is to manage our brands for the long term health of the business whilst delivering: profitable volume growth ahead of our markets, steady and sustainable core operating margin improvement and strong cash flow."

Key Financials (unaudited) Current Rates	Full Year 2011
Underlying Sales Growth (*)	6.5%
Turnover	€46,467m	+5%
Operating Profit	€6,433m	+1%
Net Profit	€4,623m	+1%
Core earnings per share (*)	€1.41	+4%
Diluted earnings per share	€1.46	0%
Quarterly dividend payable in March 2012 €0.225 per share

 (*) Underlying sales growth and core earnings per share are non-GAAP measures, see note 2 on page 10.                        2 February 2012

OPERATIONAL REVIEW: CATEGORIES

	Fourth Quarter 2011				Full Year 2011
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in Underlying Op Margin
	€m	%	%	%	€m	%	%	%	% bps
Unilever Total	11,564	6.6	0.1	6.5	46,467	6.5	1.6	4.8	(10)
Personal Care	4,124	10.0	5.2	4.6	15,471	8.2	4.2	3.8	-
Home Care	2,105	9.9	1.0	8.7	8,206	8.1	2.2	5.8	(170)
Foods	3,672	3.6	(3.9)	7.8	13,986	4.9	(1.2)	6.2	60
Refreshment	1,663	2.1	(3.0)	5.2	8,804	4.9	1.4	3.4	-

Our markets continue to grow in value terms, with double digit growth in the emerging markets. Market volume growth has slowed however, reflecting the combined impact of rising prices and weak consumer confidence. Emerging markets in particular have seen a moderation in volume growth, albeit from high levels, whilst developed markets remain broadly flat.

All our categories grew underlying sales in quarter 4. Volume growth was impacted by higher prices taken during the year in the light of significant commodity cost inflation and the sales advanced from quarter 4 to quarter 3 in anticipation of a major SAP upgrade in the North American business. Adjusting for the latter, underlying volume growth would have been around 1% in the fourth quarter.

In 2011 we saw good progress in delivering bigger, better innovations and rolling them out more quickly across more markets. In addition we continued to launch our brands in new markets and we strengthened our brand equities by investing in better product formulations and further improving the quality of our advertising.

We had to manage significantly higher input costs. Despite price increases and substantial cost saving initiatives, this resulted in gross margins lower by 180bps. Advertising and promotions expenditure increased by €150 million but was down 70bps as a percentage of sales. The disciplined focus on overheads led to an improvement of 100bps, culminating in underlying operating margin down by 10bps for the year.

Personal Care
Skin care delivered double-digit growth in quarter 4 with a particularly strong performance in face care reflecting the success of Vaseline Men in South East Asia and the rapid growth of Fair & Lovely in India. Vaseline also performed well in hand and body. Skin cleansing maintained strong momentum driven by Lifebuoy, which is making good progress as we drive usage and enter new markets, and Lux which benefited from the successful Fine Fragrance Elixirs and Fresh Splash innovations.

Hair also delivered double-digit growth in quarter 4, reflecting the success of Dove Damage Therapy, now in more than 30 markets, the Suave Pro-Styling range introduction, the re-launch of Clear and the launch of TRESemmé in Brazil. Axe Hair continues to do well in the United States and is now being rolled out to Europe.

Deodorants extended its track record of consistent growth with notable performances from Dove and Rexona. Axe Excite performed strongly and has now been launched in around 100 markets. Oral care delivered a fifth quarter of accelerating growth based on the successful 'brush twice a day' campaign, the success of Close Up Fire Freeze and white space launches such as Pepsodent in Pakistan and Nigeria.

The acquisition of Concern Kalina, one of Russia's leading beauty businesses, was completed in December. Personal Care underlying operating margin for the year was stable at 18.0%.

Home Care
Laundry had a strong finish to the year with double-digit sales growth in quarter 4, ahead of the markets and despite intense competition. Innovation highlights include Omo detergent with built-in pre-treaters, Small & Mighty liquids, Surf Essential Oils and the successful launch of fabric conditioners in Australia and South Africa. Fabric conditioners also performed well in markets like Vietnam and the Philippines.

Household cleaners delivered solid growth with 10 new brand/country launches in 2011, a good performance by the Domestos Toilet System in the UK and the success of Sunlight hand dishwash in Indonesia and Vietnam. Sun Turbo Gel machine dishwash continued to perform well in France.

Underlying operating margin was down 170bps at 6.9% for the year, reflecting the impact of higher input costs not fully mitigated by price increases and savings.

Foods
Dressings growth was driven by the successful 'Inspire' campaign which is now deployed in 15 markets. Flavoured mayonnaise has done well in Europe and we have launched in Germany, Austria and Portugal. Spreads volumes were negatively impacted by price increases but we delivered strong underlying sales growth. Innovations which focused on taste, for example Flora Pro.Activ Buttery and Rama Irresistible spreads, and on expanding use beyond simply spreading, for example liquid margarines, continued to perform well.

Savoury growth slowed in quarter 4, primarily reflecting the impact of mild weather on soups. Emerging markets grew underlying sales by double digits, reflecting a good performance by our Food Solutions business and by cooking aids in Asia, Africa and Latin America. Knorr jelly bouillon and baking bags continued to perform well.

Underlying operating margin at 19.1% for the year improved 60bps. Pricing lagged commodity cost increases and advertising and promotions expenditure and overheads were lower than the prior year.

Refreshment
Ice Cream progressed well in 2011, driven by strong innovations, the introduction of our iconic brands into new markets and disciplined in-market execution. The launch of Magnum in Indonesia and the United States and Max in Europe were particular highlights. Despite strong competition in the North American take home market, the Breyers Blast innovation performed well and Cornetto Enigma grew well in Europe and Turkey.

Beverages grew more slowly reflecting timings of promotions and weaker markets. Whilst our innovations continued to perform well, for example PG Tips New Ones and the re-launch of Lipton in Russia, we still have more to do to fulfil the growth potential of our beverage brands.

Underlying operating margin was stable at 10.0% for the year with lower gross margin offset by reduced overheads.

OPERATIONAL REVIEW: REGIONS

	Fourth Quarter 2011				Full Year 2011
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in Underlying Op Margin
	€m	%	%	%	€m	%	%	%	% bps
Unilever Total	11,564	6.6	0.1	6.5	46,467	6.5	1.6	4.8	(10)
Asia Africa CEE	4,748	11.3	2.8	8.2	18,947	10.5	4.5	5.8	(70)
The Americas	3,867	5.3	(1.2)	6.6	15,251	6.3	0.4	5.9	(40)
Western Europe	2,949	0.9	(2.5)	3.4	12,269	0.7	(1.2)	2.0	110

Asia Africa CEE
AACEE continued to grow ahead of the markets in quarter 4 and achieved positive volume growth despite higher prices, challenging macro-economic conditions in many countries and sustained high levels of competitive activity. We saw strong double digit-growth in South Africa, Indonesia and Vietnam with continuing robust growth from India, Turkey and China. Japan continued to decline after the earthquake in the first half. Central & Eastern Europe growth, whilst better than the start of the year, remains muted.

Underlying operating margin for the year was down 70bps reflecting the impact of more intense competition in markets like India and higher input costs. Advertising and promotions expenditure increased in absolute terms.

The Americas
North America delivered 2.1% underlying sales growth in 2011. This reflects both a good performance from Personal Care and the pricing action taken to recover input cost increases, particularly in spreads, in-home ice cream and bar soaps which had an adverse impact on volumes. The SAP upgrade was successfully completed in quarter 4. The impact of sales anticipated in quarter 3 resulted in a reduction in quarter 4 volume growth of around 500bps.

Latin America grew 10.8% in 2011 with strong growth from Argentina and Mexico. Whilst growth in Brazil was lower, we saw an improvement in the second half after completing the trade stocks reduction which impacted the first half.

Underlying operating margin for the year was down 40bps with lower gross margins partially offset by lower overheads. Advertising and promotions expenditure increased in absolute terms.

Western Europe
Despite the depressed markets we gained share and continued to invest in our brands. Our six largest markets all delivered positive sales growth in quarter 4 with notably good performances from France and Italy. Volumes were negatively impacted by the action to increase prices, particularly in Spreads.

Underlying operating margin for the year improved by 110bps despite maintaining advertising and promotions spend, reflecting a high level of focus on overhead cost management.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS - FULL YEAR

Finance costs and tax

The cost of financing net borrowings in 2011 was €448 million versus €414 million in 2010. The average level of net debt increased, in part due to the acquisition of Alberto Culver. Interest rate movements were favourable: the average interest rate on borrowings was 3.7% and the average return on cash deposits was 2.3%. Pensions financing was a credit of €71 million compared with a credit of €20 million in the prior year.

The effective tax rate was 26.5% compared with 25.5% in 2010, reflecting the geographical mix of pre-tax profits and the positive impact of the Italian frozen foods disposal in the 2010 rate. Our longer-term expectation for the tax rate remains around 26%.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates, together with other income from non-current investments contributed €189 million compared to €187 million in 2010.

Earnings per share

Core earnings per share for the full year were up 4% at €1.41, despite a negative currency impact of (2.8)%. This measure excludes the impact of business disposals, acquisition and integration costs and impairments and other one-off items.

Fully diluted earnings per share for the full year were flat at €1.46. Higher underlying operating profit and lower pension costs were partially offset by lower profits from business disposals, reflecting the disposal of the Frozen Foods business in Italy in 2010. In addition, restructuring charges (including acquisitions) were higher, the impact of foreign exchange was negative and both finance costs and the tax charge increased.

Restructuring

Business restructuring in the year was €612 million, equivalent to 1.3% of turnover, in line with 2010. This reflects our determination to make the business fit to compete in the current environment and excludes the restructuring associated with acquisitions and disposals.

Acquisitions-related one-off costs and restructuring amounted to €234 million, significantly higher than the €50 million from 2010 reflecting the combined impact of the acquisitions of the Sara Lee personal care business and Alberto Culver.

Free Cash Flow and Net Debt

Free cash flow was €3.1 billion down from €3.4 billion in 2010. This is mainly due to an increase in net capital expenditure which increased to €2.0 billion, representing 4.2% of turnover. This primarily reflects investment in new capacity required to support the volume growth of the business in emerging markets and the investment behind our product innovations.

Trade working capital has now been negative for nine consecutive quarters. The cash conversion cycle has continued to improve, mainly driven by creditors.

Closing net debt at €8.8 billion was up from €6.7 billion as at 31 December 2010. The outflow from dividends, acquisitions and the negative impact of foreign exchange rates on net debt together exceeded the inflow from free cash flow and business disposals.

Pensions

The net pensions deficit was €3.2 billion at the end of December 2011 versus €2.1 billion at the end of 2010. This is mainly due to an increase in liabilities resulting from the decrease in discount rates over the year. Cash expenditure on pensions was €553 million in 2011 and is expected to be around €700 million in 2012.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team
UK +44 20 7822 6010                     trevor.gorin@unilever.com
Or +44 20 7822 5354                       lucila.zambrano@unilever.com
Or +44 20 7822 6605                       paul.matthews@unilever.com
Or +44 20 7822 6597                       sandra.fontano@unilever.com
NL +31 10 217 4844                        flip.dotsch@unilever.com

Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

INCOME STATEMENT
(unaudited)

€ million	Full Year
	2011	2010	Increase/ (Decrease)
			Current rates	Constant rates

Turnover	46,467	44,262	5.0%	7.7%

Operating profit	6,433	6,339	1%	4%

Restructuring, business disposals impairments and other one - off items (RDIs) (see note 3)	(468)	(281)
Underlying operating profit	6,901	6,620	4%	7%

Net finance costs	(377)	(394)
Finance income	92	77
Finance costs	(540)	(491)
Pensions and similar obligations	71	20

Share in net profit/(loss) of joint ventures and associates	113	111
Other income from non-current investments	76	76

Profit before taxation	6,245	6,132	2%	4%

Taxation	(1,622)	(1,534)

Net profit	4,623	4,598	1%	3%
Attributable to:
Non-controlling interests	371	354
Shareholders' equity	4,252	4,244	0%	3%

Combined earnings per share
Total operations - basic (Euros)	1.51	1.51	0%	3%
Total operations - diluted (Euros)	1.46	1.46	0%	3%

STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

€ million	Full Year
	2011	2010
Net profit	4,623	4,598

Other comprehensive income
Fair value gains/(losses) on financial instruments net of tax	(168)	43
Actuarial gains/(losses) on pension schemes net of tax	(1,243)	105
Currency retranslation gains/(losses) net of tax	(703)	460
Total comprehensive income	2,509	5,206

Attributable to:
Non-controlling interests	314	412
Shareholders' equity	2,195	4,794

STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	Full Year
	2011	2010
Equity at 1 January	15,078	12,536
Total comprehensive income for the period	2,509	5,206
Dividends on ordinary capital	(2,487)	(2,309)
Movement in treasury stock	48	(126)
Share-based payment credit	105	144
Dividends paid to non-controlling interests	(288)	(289)
Currency retranslation gains/(losses) net of tax	(1)	2
Other movements in equity	(43)	(86)
Equity at the end of the period	14,921	15,078

BALANCE SHEET
(unaudited)

€ million	As at 31 December
	2011	2010

Non-current assets
Goodwill	14,896	13,143
Intangible assets	7,017	5,090
Property, plant and equipment	8,774	7,854
Pension asset for funded schemes in surplus	1,003	910
Deferred tax assets	421	607
Financial assets	478	511
Other non-current assets	632	523
	33,221	28,638

Current assets
Inventories	4,601	4,307
Trade and other current receivables	4,513	4,142
Current tax assets	219	298
Cash and cash equivalents	3,484	2,316
Other financial assets	1,453	550
Non-current assets held for sale	21	921
	14,291	12,534

Total assets	47,512	41,172

Current liabilities
Other financial liabilities	5,840	2,276
Trade payables and other current liabilities	10,971	10,239
Current tax liabilities	725	642
Provisions	393	421
Liabilities associated with assets held for sale	-	30
	17,929	13,608

Non-current liabilities
Financial liabilities due after one year	7,878	7,258
Non-current tax liabilities	258	184
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	2,295	1,081
Unfunded schemes	1,911	1,899
Provisions	908	886
Deferred tax liabilities	1,125	880
Other non-current liabilities	287	298
	14,662	12,486

Total liabilities	32,591	26,094

Equity
Shareholders' equity	14,293	14,485
Non-controlling interests	628	593
Total equity	14,921	15,078

Total liabilities and equity	47,512	41,172

CASH FLOW STATEMENT
(unaudited)

€ million	Full Year
	2011	2010

Net profit	4,623	4,598
Taxation	1,622	1,534
Share of net profit of joint ventures/associates and other income
from non-current investments	(189)	(187)
Net finance costs	377	394
Operating profit	6,433	6,339

Depreciation, amortisation and impairment	1,029	993
Changes in working capital	(177)	169
Pensions and similar provisions less payments	(553)	(472)
Provisions less payments	9	72
Elimination of (profits)/losses on disposals	(215)	(476)
Non-cash charge for share-based compensation	105	144
Other adjustments	8	49
Cash flow from operating activities	6,639	6,818

Income tax paid	(1,187)	(1,328)

Net cash flow from operating activities	5,452	5,490

Interest received	93	70
Net capital expenditure	(1,974)	(1,701)
Acquisitions and disposals	(1,720)	(361)
Other investing activities	(866)	828

Net cash flow from/(used in) investing activities	(4,467)	(1,164)

Dividends paid on ordinary share capital	(2,485)	(2,323)
Interest and preference dividends paid	(496)	(494)
Change in financial liabilities	3,757	(1,373)
Other movements on treasury stock	30	(124)
Other financing activities	(395)	(295)

Net cash flow from/(used in) financing activities	411	(4,609)

Net increase/(decrease) in cash and cash equivalents	1,396	(283)

Cash and cash equivalents at the beginning of the period	1,966	2,397

Effect of foreign exchange rate changes	(384)	(148)

Cash and cash equivalents at the end of the period	2,978	1,966

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

1     ACCOUNTING INFORMATION AND POLICIES

The condensed preliminary financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board. With effect from 1 January 2011 the Group has adopted amendments to IAS 1 'Presentation of financial statements', amendments to IFRS 7 'Financial instruments disclosures', amendments to IFRS 3 'Business combinations', amendments to IFRIC 14 'Prepayments of a minimum funding requirement' and IAS 24 (Revised) 'Related party disclosures' with no material impact. All other accounting policies and methods of computation are consistent with the year ended 31 December 2010.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 6, the statements of comprehensive income and changes in equity on page 7, the cash flow statement on page 9, and the analysis of free cash flow on page 13 are translated at rates current in each period. The balance sheet on page 8 and the analysis of net debt on page 13 are translated at period-end rates of exchange.

The financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006. Full accounts for Unilever for the year ended 31 December 2010 have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

2     NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes.

The principal non-GAAP measure which we apply in our quarterly reporting is underlying sales growth (abbreviated to 'USG' or 'growth'), which we reconcile to changes in the GAAP measure turnover in notes 4 and 5. Underlying sales growth reports turnover growth at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates, acquisitions and disposals.

We also comment on underlying trends in operating margin before the impact of restructuring, business disposals, impairments and other one-off items, which we collectively term RDIs, on the grounds that the incidence of these items is uneven between reporting periods. Further detail on RDIs can be found in note 3. Core EPS is discussed on page 4 and in note 9, where net profit attributable to shareholders' equity is adjusted to eliminate the post tax impact of business disposals, impairments, acquisition and integration costs and other one-off items. Further detail on the items eliminated can be found in note 3. We also discuss free cash flow, which we reconcile in note 7 to the amounts in the cash flow statement, and net debt, which we reconcile in note 8 to the amounts reported in our balance sheet and cash flow statement.

3     SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we recognise restructuring costs, profits and losses on business disposals, impairments and other one-off items, which we collectively term RDIs. We disclose on the face of our income statement the total value of such items that arise within operating profit.

€ million	Full Year
	2011	2010
RDIs within operating profit:
Restructuring	(612)	(589)
Business disposals	221	468
Acquisition and integration costs	(234)	(50)
Impairments and other one-off items	157	(110)
Total RDIs within operating profit	(468)	(281)

4     SEGMENT INFORMATION - CATEGORIES

Fourth Quarter € million	Personal Care	Home Care	Foods	Refreshment	Total

Turnover
2010	3,521	1,954	3,690	1,654	10,819
2011	4,124	2,105	3,672	1,663	11,564
Change	17.1%	7.8%	(0.5)%	0.5%	6.9%
Impact of:
Exchange rates	(1.9)%	(4.0)%	(1.4)%	(1.4)%	(2.1)%
Acquisitions	8.6%	1.6%	0.2%	0.1%	3.4%
Disposals	(0.1)%	0.5%	(2.8)%	(0.3)%	(1.0)%

Underlying sales growth	10.0%	9.9%	3.6%	2.1%	6.6%
Price	4.6%	8.7%	7.8%	5.2%	6.5%
Volume	5.2%	1.0%	(3.9)%	(3.0)%	0.1%

Full Year € million	Personal Care	Home Care	Foods	Refreshment	Total

Turnover
2010	13,767	7,726	14,164	8,605	44,262
2011	15,471	8,206	13,986	8,804	46,467
Change	12.4%	6.2%	(1.3)%	2.3%	5.0%
Impact of:
Exchange rates	(2.9)%	(3.1)%	(1.9)%	(2.5)%	(2.5)%
Acquisitions	7.3%	1.3%	0.2%	0.3%	2.7%
Disposals	(0.2)%	0.1%	(4.3)%	(0.3)%	(1.5)%

Underlying sales growth	8.2%	8.1%	4.9%	4.9%	6.5%
Price	3.8%	5.8%	6.2%	3.4%	4.8%
Volume	4.2%	2.2%	(1.2)%	1.4%	1.6%

Operating profit
2010	2,296	473	2,846	724	6,339
2011	2,536	481	2,693	723	6,433

Underlying operating profit
2010	2,473	667	2,621	859	6,620
2011	2,779	570	2,671	881	6,901

Operating margin
2010	16.7%	6.1%	20.1%	8.4%	14.3%
2011	16.4%	5.9%	19.3%	8.2%	13.8%
Underlying operating margin
2010	18.0%	8.6%	18.5%	10.0%	15.0%
2011	18.0%	6.9%	19.1%	10.0%	14.9%

5     SEGMENT INFORMATION - REGIONS

Fourth Quarter € million	Asia Africa CEE	The Americas	Western Europe	Total
Turnover
2010	4,419	3,589	2,811	10,819
2011	4,748	3,867	2,949	11,564
Change	7.4%	7.8%	4.9%	6.9%
Impact of:
Exchange rates	(4.0)%	(1.5)%	0.5%	(2.1)%
Acquisitions	0.7%	6.0%	4.4%	3.4%
Disposals	(0.1)%	(2.0)%	(0.9)%	(1.0)%

Underlying sales growth	11.3%	5.3%	0.9%	6.6%
Price	8.2%	6.6%	3.4%	6.5%
Volume	2.8%	(1.2)%	(2.5)%	0.1%

Full Year € million	Asia Africa CEE	The Americas	Western Europe	Total
Turnover
2010	17,685	14,562	12,015	44,262
2011	18,947	15,251	12,269	46,467
Change	7.1%	4.7%	2.1%	5.0%
Impact of:
Exchange rates	(3.7)%	(3.4)%	0.4%	(2.5)%
Acquisitions	0.7%	3.6%	4.8%	2.7%
Disposals	0.0%	(1.5)%	(3.6)%	(1.5)%

Underlying sales growth	10.5%	6.3%	0.7%	6.5%
Price	5.8%	5.9%	2.0%	4.8%
Volume	4.5%	0.4%	(1.2)%	1.6%
Operating profit
2010	2,253	2,169	1,917	6,339
2011	2,216	2,250	1,967	6,433

Underlying operating profit
2010	2,361	2,328	1,931	6,620
2011	2,411	2,381	2,109	6,901

Operating margin
2010	12.7%	14.9%	16.0%	14.3%
2011	11.7%	14.8%	16.0%	13.8%

Underlying operating margin
2010	13.4%	16.0%	16.1%	15.0%
2011	12.7%	15.6%	17.2%	14.9%

6     TAXATION

The effective tax rate for the year was 26.5% compared with 25.5% for 2010. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	Full Year 2011			Full Year 2010
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax

Fair value gains/(losses) on financial instruments	(194)	26	(168)	41	2	43
Actuarial gains/(losses) on pension schemes	(1,691)	448	(1,243)	158	(53)	105
Currency retranslation gains/(losses)	(713)	10	(703)	460	-	460

O Other comprehensive income	(2,598)	484	(2,114)	659	(51)	608

7     FREE CASH FLOW

€ million	Full Year
	2011	2010

Cash flow from operating activities	6,639	6,818
Income tax paid	(1,187)	(1,328)
Net capital expenditure	(1,974)	(1,701)
Net interest and preference dividends paid	(403)	(424)
Free cash flow	3,075	3,365

8     NET DEBT

€ million	As at 31 December
	2011	2010

Total financial liabilities	(13,718)	(9,534)
Current financial liabilities	(5,840)	(2,276)
Non-current financial liabilities	(7,878)	(7,258)
Cash and cash equivalents as per balance sheet	3,484	2,316
Cash and cash equivalents as per cash flow statement	2,978	1,966
Add bank overdrafts deducted therein	506	350
Other financial assets	1,453	550
Net debt	(8,781)	(6,668)

9     COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following:
(i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the twelve months were calculated as follows:

	2011	2010

Combined EPS - Basic
Average number of combined share units (Millions of units)	2,815.9	2,812.3

Net profit attributable to shareholders' equity	4,252	4,244

Combined EPS - basic (€)	1.51	1.51

Combined EPS - Diluted
Adjusted average number of combined share units (Millions of units)	2,908.1	2,905.1

Combined EPS - diluted (€)	1.46	1.46

Core EPS - Diluted
Adjusted average number of combined share units (Millions of units)	2,908.1	2,905.1

Core EPS - diluted (€)	1.41	1.36

In calculating core earnings per share, net profit attributable to shareholders' equity is adjusted to eliminate the post tax impact of business disposals, impairments, acquisition and integration costs and other one-off items.

The numbers of shares included in the calculation of earnings per share is an average for the period. During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2010 (net of treasury stock)	2,809.8
Net movements in shares under incentive schemes	10.6
Number of shares at 31 December 2011	2,820.4

10     ACQUISITIONS AND DISPOSALS

Alberto Culver acquisition
On 10 May 2011 we completed the purchase of 100% of Alberto Culver. This acquisition adds brands to Unilever's existing portfolio including TRESemmé, Nexxus, St. Ives and Noxzema in the United States and internationally.

The consideration was €2,689 million in cash. The provisional fair value of assets and liabilities recognised for the acquisition is €1,340 million. The intangible assets of Alberto Culver are principally brands. Their fair values have been provisionally determined pending the completion of valuations in 2012. The provisional estimate of the goodwill arising on the acquisition of Alberto Culver is €1,349 million. It relates to the value of the anticipated synergies to be realised from the acquisition, together with the market position and the assembled workforce.

Sara Lee acquisition
During the year ended 31 December 2011, the Group updated the provisional acquisition accounting recorded at 31 December 2010 for the Sara Lee acquisition. Certain adjustments to the 31 December 2010 balance sheet have been recorded during the year including the update of the valuation of the assets held for sale in relation to the Sanex business which were disposed of during the first half of 2011. These have reduced goodwill reported at 31 December 2010 by €34.6 million.

Other acquisitions and disposals
On 24 September 2010 we announced a definitive agreement to sell our consumer tomato products business in Brazil to Cargill for approximately R$600 million. The deal was completed on 1 March 2011.

On 28 September 2010 we announced an agreement to buy EVGA's ice cream brands and distribution network in Greece for an undisclosed sum. The deal was completed on 27 January 2011.

On 23 March 2011 we announced a binding agreement to sell the global Sanex business to Colgate-Palmolive for €672 million. The deal was completed on 20 June 2011.

On 23 March 2011 we announced a binding agreement to buy the Columbian Laundry business from Colgate-Palmolive for US$215 million. The deal was completed on 29 July 2011.

The disposal of Simple Soap in the UK, the Republic of Ireland and the Channel Islands and the Cidal and Wright's brands worldwide was completed on 30 June 2011.

On 24 August 2011 we announced a definitive agreement to sell the Alberto VO5 brand in the United States and Puerto Rico from the Alberto Culver portfolio and the Rave brand globally from the Unilever portfolio to private equity firm Brynwood Partners VI L.P. for an undisclosed sum. The deal was completed on 31 August 2011

On 1 December 2011 we completed the sale of Culver Specialty Brands division to B&G Foods, Inc. for €240 million.

On 6 December 2011 we completed acquisition of 82% of the outstanding shares of Concern Kalina, one of Russia's leading beauty companies.

On 20 December 2011 we completed acquisition of Ingman Ice Cream for an undisclosed sum.

11     DIVIDENDS

The Boards have declared a quarterly interim dividend for Q4 2011 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.2250
Per Unilever PLC ordinary share:	£ 0.1879
Per Unilever N.V. New York share:	US$ 0.2965
Per Unilever PLC American Depositary Receipt:	US$ 0.2965

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 31 January 2012.

The quarterly interim dividends will be payable as from 22 March 2012, to shareholders registered at close of business on 17 February 2012. The shares will go ex-dividend on 15 February 2012.

US dollar checks for the quarterly interim dividend will be mailed on 21 March 2012 to holders of record at the close of business on 17 February 2012. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2012 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend - for Q4 2011	2 February 2012	15 February 2012	17 February 2012	22 March 2012
Quarterly dividend - for Q1 2012	26 April 2012	9 May 2012	11 May 2012	13 June 2012
Quarterly dividend - for Q2 2012	26 July 2012	8 August 2012	10 August 2012	12 September 2012
Quarterly dividend - for Q3 2012	25 October 2012	7 November 2012	9 November 2012	12 December 2012

12     EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.